

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

Marion Freijsen
Chief Operating Officer
EFactor Group Corp.
1177 Avenue of the Americas, Suite 5060
New York, New York 10036

   Re: EFactor Group Corp.
     Preliminary Information Statement on Schedule 14C
     Filed May 13, 2015
     File No. 000-51569

Dear Ms. Freijsen:

   We have reviewed your May 21, 2015 response to our comment letter and have the following comment.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2015 letter.

Discussion of the Reverse Split of the Company's Capital Stock

Purpose of the Reverse Split, page 5

1. We note your response to prior comment 2. Please revise your information statement to discuss your plans with respect to the proposed transaction as described in your response, or advise. In revising your document, please refer to Rule 135 of the Securities Act.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Richard I. Anslow, Esq..
       Ellenoff Grossman & Schole LLP